                                                                    EXHIBIT 12.1

                                     CONOCO
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                         NINE MONTHS
                                            ENDED                 YEAR ENDED DECEMBER 31
                                        SEPTEMBER 30,   ------------------------------------------
                                            1998         1997     1996     1995     1994     1993
                                        -------------   ------   ------   ------   ------   ------
Net income............................     $  713       $1,097   $  863   $  575   $  422   $  755
Provision for income taxes............        373        1,010    1,038      774      551      424
Equity in earnings of investees.......        (30)         (40)      25      (22)     (25)     (45)
                                           ------       ------   ------   ------   ------   ------
  Pre-tax income before adjustment for
     minority interests in
     consolidated subsidiaries or
     income or loss from equity
     investees........................      1,056        2,067    1,926    1,327      948    1,134
Fixed charges (see below).............        224          174      188      210      160      165
Amortization of capitalized
  interest............................         28           46       53       53       49       70
Distributed income of equity
  investees...........................         63           58       85       42       75       25
Capitalized interest..................        (69)         (94)     (75)     (95)     (59)     (49)
                                           ------       ------   ------   ------   ------   ------
  Total adjusted earnings available
     for payment of fixed
     charges(a)(b)....................     $1,302       $2,251   $2,177   $1,537   $1,173   $1,345
                                           ======       ======   ======   ======   ======   ======
Ratio of earnings to fixed charges....        5.8x        12.9x    11.6x     7.3x     7.3x     8.2x

Fixed charges:
  Interest and debt
     expense -- borrowings............     $  108       $   36   $   74   $   74   $   63   $   67
  Capitalized interest................         69           94       75       95       59       49
  Rental expense representative of
     interest factor..................         47           44       39       41       38       49
                                           ------       ------   ------   ------   ------   ------
          Total fixed charges.........     $  224       $  174   $  188   $  210   $  160   $  165
                                           ======       ======   ======   ======   ======   ======

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(a) No pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

(b) No fixed charges in subsidiaries with minority interests.